UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

8/F, Cheong Tai Factory Building

16 Tai Yau Street

San Po Kong, Kowloon

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Ming Shing’s wholly-owned Hong Kong subsidiary, Lead Benefit (HK) Limited (“Lead Benefit”), purchased 333 Bitcoins at an average price of US$81,555 per Bitcoin, with a total investment of approximately US$27 million on February 28, 2025. Lead Benefit was incorporated on December 23, 2024, with Lead Benefit International Limited, as its sole shareholder. Lead Benefit International Limited, a BVI business company, was incorporated on December 9, 2024, with Ming Shing as its sole shareholder. Ming Shing intends to use its idle funds to purchase Bitcoins as short-term investment to capture the potential appreciation of Bitcoin and increase its assets. The Company considers that Bitcoin market is highly liquid and the Bitcoins can be easily disposed to fund the Company’s wet trade works business, if required.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release dated March 11, 2025 - Ming Shing Group Holdings Limited Announces Subsidiary Lead Benefit (HK) Limited Purchased 333 Bitcoins

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: March 11, 2025	By:	/s/ Chi Ming Lam
	Name:	Chi Ming Lam
	Title:	Chairman of the Board and Chief Executive Officer

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